2303 W 41st Ave, Vancouver, BC, V6M 2A3 ELN: TSX.V ELNOF: OTCBB E7Q: Germany Toll free 1.800.667.1870 www.elninoventures.com

FOR IMMEDIATE RELEASE

Non-Brokered Private Placement

June 22, 2007, Vancouver, BC – El Niño Ventures Inc. (“El Niño”) (TSX.V: ELN; OTCBB: ELNOF; Frankfurt: E7Q) ) announces a non-brokered private placement of up to 6,800,000 units at a purchase price of $0.50 per unit for gross proceeds of up to $3,400,000.

Each unit will consist of one common share and one-half of one non-transferable share purchase warrant.  Each whole warrant entitles the holder to purchase an additional common share at a price of $0.60 for a period of 18 months from closing.

In addition to the above, the Company announces a non-brokered flow-through private placement of up to 200,000 units at a purchase price of $0.50 per unit for gross proceeds of up to $100,000.

Each flow-through unit will consist of one flow-through share and one half of one non-flow-through share purchase warrant.  Each whole warrant entitles the holder to purchase an additional non-flow-through share at a price of $0.60 for a period of 18 months from closing.

A finder’s fee of up to 7% may be paid in cash, shares and/or share purchase warrants.

The foregoing is subject to regulatory approval.

About El Niño

El Niño Ventures is a mineral exploration company, whose corporate objective is to revisit former mining regions and apply the latest technologies to advanced stage exploration targets. In June 2007,  El Niño will commence a 25,000 meter drill program on the Bathurst Mining Camp. EL Niño is presently in an aggressive acquisition phase to acquire more projects in the DRC.

On Behalf of the Board of Directors, Jean Luc Roy, President and COO	Further information: Tel: + 1.604.685.1870 Toll Free: 1.800.667.1870 Fax: +1.604.685.8045 Email: info@elninoventures.com Or visit www.elninoventures.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.  CUSIP# 28335E-10-6

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission. This email should not be construed as an offer to buy or sell securities of this company.